================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           NORD RESOURCES CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   655555 10 0
                                 (CUSIP Number)

                                February 22, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

================================================================================

CUSIP No. 655555 10 0

----------------------------------------------------------------------------------------------------------------------
1)  Names of Reporting Person.                                                                     WEXFORD CAPITAL LLC
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                   Connecticut
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                 1,697,500
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                            1,697,500
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                            1,697,500*
    *Includes 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock
----------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                              [_]
----------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                               2.5%
----------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                     OO
----------------------------------------------------------------------------------------------------------------------

                                                                    Page 2 of 11

CUSIP No. 655555 10 0

----------------------------------------------------------------------------------------------------------------------
1)  Names of Reporting Person.                                                        WEXFORD SPECTRUM TRADING LIMITED
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                Cayman Islands
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                 1,186,030
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                            1,186,030
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                            1,186,030*
    *Includes 1,149,750 Warrants, each Warrant being exercisable to acquire one share of common stock
----------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                              [_]
----------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                               1.8%
----------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                     CO
----------------------------------------------------------------------------------------------------------------------

                                                                    Page 3 of 11

CUSIP No. 655555 10 0

1)  Names of Reporting Person.                                                        WEXFORD CATALYST TRADING LIMITED
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                Cayman Islands
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                   492,750
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                              492,750
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                         492,750*
    *Includes 492,750 Warrants, each Warrant being exercisable to acquire one share of common stock
---------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                             [_]
---------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                      less than 1%
---------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                    CO
---------------------------------------------------------------------------------------------------------------------

                                                                    Page 4 of 11

CUSIP No. 655555 10 0

1)  Names of Reporting Person.                                                          WEXFORD CATALYST INVESTORS LLC
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                      Delaware
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                    18,720
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                               18,720
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                18,720

----------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                              [_]
----------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                     less than 0.1%

----------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                     OO

----------------------------------------------------------------------------------------------------------------------

                                                                    Page 5 of 11

CUSIP No. 655555 10 0

1)  Names of Reporting Person.                                                                     CHARLES E. DAVIDSON
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                        U.S.A.
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                 1,697,500
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                            1,697,500
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                            1,697,500*
    *Includes 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock
----------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                              [_]
----------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                               2.5%
----------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                     IN
----------------------------------------------------------------------------------------------------------------------

                                                                    Page 6 of 11

CUSIP No. 655555 10 0

----------------------------------------------------------------------------------------------------------------------
1)  Names of Reporting Person.                                                                        JOSEPH M. JACOBS
    I.R.S. Identification Nos. of Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                                                           (a) [_]
    (See Instructions)                                                                                         (b) [_]
----------------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)  Citizenship or Place of Organization                                                                        U.S.A.
----------------------------------------------------------------------------------------------------------------------
    Number of Shares  5) Sole Voting Power                                                                           0
    Beneficially      ------------------------------------------------------------------------------------------------
    Owned by Each     6) Shared Voting Power                                                                 1,697,500
    Reporting         ------------------------------------------------------------------------------------------------
    Person With       7) Sole Dispositive Power                                                                      0
                      ------------------------------------------------------------------------------------------------
                      8) Shared Dispositive Power                                                            1,697,500
----------------------------------------------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person                                            1,697,500*
    * Includes 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock
----------------------------------------------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                                                              [_]
----------------------------------------------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9                                                               2.5%
----------------------------------------------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)                                                                     IN
----------------------------------------------------------------------------------------------------------------------

                                                                    Page 7 of 11

CUSIP No. 655555 10 0

     This Amendment No. 2 to Schedule 13G modifies and supplements the Schedule
13G initially filed on October 11, 2007, as amended by Amendment No. 1 to
Schedule 13G filed on February 11, 2008 (the "Statement"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Nord Resources
Corporation, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 2, the
Statement, as amended as provided herein, remains in full force and effect.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 1.

     (a)  Name of Issuer:

          NORD RESOURCES CORPORATION

     (b)  Address of Issuer's Principal Executive Offices:

          1 West Wetmore Road, Suite 203
          Tucson, Arizona 85705

ITEM 2.

     (a)  Name of Persons Filing (collectively, the "REPORTING PERSONS"):

          (i)  Wexford Capital LLC

          (ii) Wexford Spectrum Trading Limited

          (iii) Wexford Catalyst Trading Limited

          (iv) Wexford Catalyst Investors LLC

          (v)  Charles E. Davidson

          (vi) Joseph M. Jacobs

     (b)  Address of Principal Business Office, or, if none, Residence of
          Reporting Persons:

           c/o Wexford Capital LLC
           411 West Putnam Avenue
           Greenwich, Connecticut 06830

     (c)  Citizenship:

          (i)  Wexford Capital LLC - Connecticut

          (ii) Wexford Spectrum Trading Limited - Cayman Islands

          (iii) Wexford Catalyst Trading Limited - Cayman Islands

          (iv) Wexford Catalyst Investors LLC - Delaware

          (v)  Charles E. Davidson - United States

          (vi) Joseph M. Jacobs - United States

     (d)  Title of Class of Securities:

          common stock, par value $0.01 per share

     (e)  CUSIP Number:

          655555 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13D- 1(B) OR
240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a)  [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

                                                                    Page 8 of 11

CUSIP No. 655555 10 0

     (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with Section 240.13d-
1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3).

     (j) [_] Group, in accordance with section Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

ITEM 4. OWNERSHIP.

     (a) Since the date of the last Statement, certain of the Reporting Persons sold an aggregate of 3,085,000 shares of the Issuer's common stock in open market transactions. As a result of the foregoing, set forth below is the aggregate number of shares and percentage of common stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of common stock issuable upon the exercise of the Warrants). [Information set forth below is on the basis of 66,659,224 shares of common stock issued and outstanding as of February 1, 2008, which upon information and belief is the number of outstanding shares of common stock as of such date].

     (i)  Wexford Capital LLC:

          (a)  Amount beneficially owned: 1,697,500

          (b)  Percent of class: 2.5%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                1,697,500

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:   1,697,500

     (ii) Wexford Spectrum Trading Limited:

          (a)  Amount beneficially owned: 1,186,030

          (b)  Percent of class: 1.8%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                1,186,030

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:   1,186,030

     (iii) Wexford Catalyst Trading Limited:

          (a)  Amount beneficially owned: 492,750

          (b)  Percent of class: less than 1%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                  492,750

                                                                    Page 9 of 11

CUSIP No. 655555 10 0

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:     492,750

     (iv) Wexford Catalyst Investors LLC:

          (a)  Amount beneficially owned: 18,720

          (b)  Percent of class: less than 0.1%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                   18,720

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:      18,720

     (v) Charles E. Davidson:

          (a)  Amount beneficially owned: 1,697,500

          (b)  Percent of class: 2.5%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                1,697,500

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:   1,697,500

     (vi) Joseph M. Jacobs:

          (a)  Amount beneficially owned: 1,697,500

          (b)  Percent of class: 2.5%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:                          0

               (ii)  Shared power to vote or to direct the vote:                1,697,500

               (iii) Sole power to dispose or to direct the disposition of:             0

               (iv)  Shared power to dispose or to direct the disposition of:   1,697,500

Wexford Capital LLC ("Wexford Capital") may, by reason of its status as manager or investment sub-advisor of each of Wexford Spectrum Trading Limited ("WSTL"),
Wexford Catalyst Trading Limited ("WCTL") and Wexford Catalyst Investors LLC
("WCI"), be deemed to own beneficially the interest in the shares of common stock of which each of WSTL, WCTL and WCI possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the interests in the shares of common stock of which each of WSTL, WCTL and WCI possesses beneficial ownership. Each of Messrs. Davidson and Jacobs and Wexford
Capital shares the power to vote and to dispose of the interests in the shares of common stock beneficially owned by each of WSTL, WCTL and WCI. Each of
Wexford Capital and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of common stock owned by WSTL, WCTL and WCI and this report shall not be deemed as an admission that they are the beneficial owners of such securities, except in the case of Messrs. Davidson and Jacobs to the extent of their interests in each shareholder of WSTL, WCTL and WCI.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /[X]/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A/

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:  N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

                                                                   Page 10 of 11

CUSIP No. 655555 10 0

ITEM 10. CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Partner and Secretary

                                        WEXFORD SPECTRUM TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name Arthur H. Amron
                                            Title: Vice President

                                        /s/ Charles E. Davidson
                                        ----------------------------------------
                                        CHARLES E. DAVIDSON

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                        JOSEPH M. JACOBS

                                                                   Page 11 of 11